

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2014

Via E-mail
Sergio Marchionne
Chairman
Fiat Investments N.V.
240 Bath Road
Slough SL1 4DX
United Kingdom

> **Re:** **Fiat Investments N.V.**
> **Amendment No. 3 to Draft Registration Statement on Form F-4**
> **Submitted July 1, 2014**
> **CIK No. 0001605484**

Dear Mr. Marchionne:

   We have reviewed your responses to the comments in our letter dated June 27, 2014 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Exhibit 5.1

1. We note your response to our prior comment 6 and reissue. Counsel's statement that any issue of liability regarding the opinion will be governed by Dutch law appears to be inconsistent with Section 14 of the Securities Act. Please have counsel revise accordingly. Similarly please have counsel revise the last sentence on page 2 of Exhibit 8.3 regarding liability under English law.

2. Refer to Sections 5.1 and 5.2 of Schedule 2 on page 7 in which it appears that counsel is assuming that the Common Shares and Special Voting Shares will be fully paid. Please have counsel remove such assumptions as it is inappropriate to assume conclusions of law that are necessary for rendering its opinion.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Scott D. Miller, Esq.
        Sullivan & Cromwell LLP